UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DICE Therapeutics, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

23345J104

(CUSIP Number)

Paul Hodgdon

c/o Northpond Ventures, LLC

7500 Old Georgetown Road, Suite 850

Bethesda, MD 20814

240-800-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Brad Flint

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7000

November 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Northpond Ventures, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,603,075
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,603,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,603,075
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Northpond Ventures GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,603,075
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,603,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,603,075
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Northpond Ventures II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 689,796
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 689,796

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 689,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Northpond Ventures II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 689,796
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 689,796

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 689,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Michael P. Rubin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,292,871
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,292,871

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,292,871
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of DICE Therapeutics, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on September 28, 2021 (the “Initial Statement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

This Amendment No. 1 to Schedule 13D is being filed solely due to a change in the aggregate number of shares of Common Stock outstanding and not due to any transaction by the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b)

Percentages set forth in this Schedule 13D were calculated based on 47,671,176 shares of Common Stock outstanding as of October 31, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

As of the date hereof, Northpond LP owns directly (and therefore is deemed the beneficial owner of) 2,603,075 shares of Common Stock, which represents approximately 5.5% of the number of shares of Common Stock outstanding. Northpond LP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Northpond LP, Northpond GP may be deemed to be the indirect beneficial owner of the 2,603,075 shares of Common Stock beneficially owned by Northpond LP, which represents approximately 5.5% of the number of shares of Common Stock outstanding. Northpond GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond LP.

As of the date hereof, Northpond II LP owns directly (and therefore is deemed the beneficial owner of) 689,796 shares of Common Stock, which represents approximately 1.4% of the number of shares of Common Stock outstanding. Northpond II LP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Northpond II LP, Northpond II GP may be deemed to be the indirect beneficial owner of the 689,796 shares of Common Stock beneficially owned by Northpond II LP, which represents approximately 1.4% of the number of shares of Common Stock outstanding. Northpond II GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond II LP.

Mr. Rubin is the sole managing member of each of Northpond GP and Northpond II GP. As a result of the foregoing relationships, Mr. Rubin may be deemed to be the indirect beneficial owner of the 3,292,871 Common Stock beneficially owned by Northpond LP and Northpond II LP, which represents approximately 6.9% of the number of shares of Common Stock outstanding. Mr. Rubin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond LP and Northpond II LP.

Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

(c) None of the Reporting Persons have effected any transaction with respect to the Common Stock during the past 60 days.

(d) Except as set forth in this Schedule 13D, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5. The limited partners of Northpond LP and Northpond II LP have the right to receive from Northpond LP and Northpond II LP, respectively, dividends that it receives from, or the proceeds that it receives from the sale of, the Common Stock referred to in this Item 5.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2022

Northpond Ventures, LP By: Northpond Ventures GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Chief Financial Officer

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Chief Financial Officer

Northpond Ventures II, LP By: Northpond Ventures II GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Chief Financial Officer

Northpond Ventures II GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Chief Financial Officer

By:	/s/ Michael P. Rubin
Name: Michael P. Rubin